Exhibit 99.1

[LOGO] ZARLINK                                                     NEWS RELEASE
       SEMICONDUCTOR
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Leading Independent Advisory Service Recommends Shareholders Vote "FOR"
Zarlink's Slate of Directors

o Company Urges Shareholders to Support Company's Board of Directors and VOTE the YELLOW Proxy Card Today

OTTAWA, CANADA, July 14, 2008 - Zarlink Semiconductor (NYSE/TSX: ZL) today announced that Glass, Lewis and Co. has recommended that its clients vote FOR the reelection of Zarlink's slate of nominees for the Board of Directors and reject the five individuals nominated by Scott Leckie, Daniel Owen and David Banks ("the Leckie Group"). All of Zarlink's eight current directors are standing for reelection at the Company's Annual and Special Meeting of Shareholders on July 23, 2008.

Glass, Lewis & Co. is a leading independent proxy advisory firm whose recommendations are relied upon by hundreds of clients worldwide.

In recommending that shareholders vote FOR all nominees on the Company's YELLOW proxy card, Glass Lewis noted that:

o The Company's stock price has traded in line with selected peers in recent years.

o In other respects, the Company's financial performance actually improved for fiscal years 2006 and 2007.

o Sales, General and Administrative (SG&A) expenses as a percentage of sales fell below the peer mean and median for the past five fiscal years.

o The Company has undertaken (and continues to implement) various incentives to cut cost and improve performance.

o The Company appointed two new directors to the Board in 2007 (Mssrs. Chowaniec and Khaykin) with operating experience in the semiconductor/technology industry.

o The Dissident nominees intend to replace the Company's CEO, but have failed to identify any definite candidates for this position on a permanent basis.

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o     The Dissident's plan for improvement (other than replacing the CEO) does not depart significantly from the Company's own stated strategic plan.

Glass Lewis concluded that:

"Based on these factors, combined with the Company's efforts to cut costs and improve performance ... we recommend that shareholders vote FOR all nominees on the Company's YELLOW proxy card."*

Zarlink is very pleased that based on a comprehensive review, Glass Lewis reaffirms that it is in the best interest of shareholders to retain the current Board in place as it continues to execute on a strategic plan and drive growth and sustained profitability. The Company strongly urges all shareholders to vote for Zarlink's well-qualified Board of Directors nominees, and reject the Leckie Group nominees, whom it believes are attempting to seize control of your Company's Board while offering no clear plan or vision.

Zarlink's current Board of Directors is comprised of individuals with a balance of financial, technical and business experience. All Board members are dedicated to supporting Zarlink's success through responsible and well-considered strategic actions that create and return value to all shareholders. By comparison, it would appear that the individuals nominated by the Leckie Group offer limited experience in the semiconductor business, the technology industry and in serving on the Board of a public company. As a group, they do not appear to have even a broad understanding of Zarlink's product portfolio, markets or customers.

*Permission to quote from Glass, Lewis & Co. was neither sought nor obtained.

Important shareholder voting instructions

The Zarlink proxy to vote is YELLOW. Your vote is important, regardless of how many shares you own. Voting is a very quick and easy process. To be effective completed YELLOW proxies must be received by 10:30 a.m. on July 21, 2008. Due to the limited time available we recommend voting by Internet, telephone or facsimile today or at least 24 hours in advance of the proxy cut-off. If you have already voted using the dissident proxy you have every right to change your vote as it is the later dated proxy that will be counted.

We urge you to carefully consider the ramifications of your vote and to submit your YELLOW proxy today FOR the election of the slate of director nominees set out in the Zarlink Management Proxy Circular. Please discard any proxy or related materials you may receive from the Dissidents and vote using only the YELLOW form of proxy. For ease of voting, Zarlink shareholders are encouraged to vote using the Internet and entering their YELLOW control number. Please visit www.zarlink.com for additional information.

Shareholders with questions or needing assistance in voting their YELLOW proxy are encouraged to call Zarlink's proxy solicitation agent, Georgeson (North American toll-free, 1-866-717-8088).

About Zarlink Semiconductor

For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our dependence on revenue generation from our legacy products in order to fund development of our new products; our ability to successfully integrate Legerity and any businesses acquired in the future; any potential undisclosed liabilities associated with the Legerity acquisition; our ability to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

                                     - 30 -

For further information:

Ed Goffin
613 270-7112
edward.goffin@zarlink.com
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